Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Rovi common stock. The Offer (as defined below) described herein is made solely by the Prospectus/Offer to Purchase (as defined below) and the related Letter of Election and Transmittal, each of which is being delivered to holders of Sonic Solutions common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Sonic Solutions common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of Sonic Solutions common stock in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase

Each Outstanding Share of Common Stock

of

Sonic Solutions

by

Sparta Acquisition Sub, Inc.,

a wholly-owned subsidiary of

Rovi Corporation

for $14.00 in cash or 0.2489 of a share of common stock of

Rovi Corporation,

subject, in each case, to adjustment and proration as

described in the Prospectus/Offer to Purchase

Sparta Acquisition Sub, Inc., a California corporation (the “Purchaser”) and a wholly-owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), is offering to purchase all of the outstanding shares of common stock, no par value per share, of Sonic Solutions, a California corporation (“Sonic”), for consideration per share consisting of, at the election of the holder of such shares of Sonic common stock, $14.00 in cash, without interest or 0.2489 shares of common stock of Rovi, all upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated January 14, 2011 (the “Prospectus/Offer to Purchase”), and the related Letter of Election and Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein. Tendering Sonic shareholders whose shares of Sonic common stock are registered in their own names and who tender their shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Election and Transmittal, transfer taxes on the sale of shares in the Offer. Shareholders of Sonic who hold their shares of Sonic common stock through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any fees for tendering such shareholders’ shares to the Purchaser in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), EASTERN TIME, ON FEBRUARY 11, 2011, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF THE OFFER.

        The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, as amended from time to time (the “Merger Agreement”), by and among Rovi, Purchaser and Sonic. Purchaser is offering to purchase each outstanding share of common stock, no par value per share, of Sonic, for consideration consisting of either $14.00 in cash, without interest, or 0.2489 of a share of common stock, par value $0.001 per share, of Rovi, in each case subject to adjustment for stock splits, stock dividends and similar events. Sonic shareholders may elect to receive either cash (the “Cash Election”) or Rovi common stock (the “Stock Election”) for each share of Sonic common stock tendered in the Offer. Cash Elections and Stock Elections made in the Offer will be subject to proration. The aggregate amount of cash and of Rovi common stock available to be paid and issued in the Offer will be determined on a 55/45 basis, such that if the holders of more than 55% of the shares of Sonic common stock tendered in the Offer elect to receive more than the amount of cash available, or if the holders of more than 45% of the shares of Sonic common stock tendered in the Offer elect to receive more than the amount of Rovi common stock available, Sonic shareholders will receive, on a pro rata basis, the other kind of consideration. For example, if more than 45% of the Sonic common stock tendered in the Offer is subject to Stock Elections, then holders who made Stock Elections in the aggregate will receive all of the Rovi common stock available for payment in the Offer (45% of the total consideration payable to all Sonic shareholders who tender in the Offer) on a pro rata basis, and also will receive some cash, since there would have been an oversubscription for Rovi common stock. Sonic shareholders who tender their shares of Sonic common stock, but do not make a Cash Election or a Stock Election will be treated as if they had made no election and the amount of cash and/or shares of Rovi common stock that they receive will be based on the amount of cash and/or shares of Rovi common stock remaining after giving effect to the Cash Elections and Stock Elections.

Pursuant to the Merger Agreement, Sonic has granted to Rovi and Purchaser an irrevocable option (the “Top-Up Option”), exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per share equal to $14.00 per share, up to that number of newly issued shares of Sonic common stock equal to the lowest number of shares that, when added to the number of shares of Sonic common stock collectively owned by Rovi or Purchaser or any other subsidiary of Rovi at the time of exercise, will constitute one share of Sonic common stock more than 90% of the then-outstanding shares of Sonic common stock (the “Short-Form Merger Threshold”); provided, however, that the Top-Up Option will not be exercisable for shares of Sonic common stock in excess of the number of shares Sonic is authorized to issue under its articles of incorporation but that are not issued and outstanding or reserved.

If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer have been satisfied or waived, including the condition that more than 50% of the outstanding shares of Sonic common stock (determined on a fully-diluted basis based on a formula set forth in the Merger Agreement) have been validly tendered (and not withdrawn) in the Offer (the “Minimum Condition”), but the number of shares of Sonic common stock validly tendered (and not withdrawn) in the Offer is less than that number of shares of Sonic common stock that, when added to the number of shares of Sonic common stock that may be issued pursuant to the Top-Up Option, would represent the Short-Form Merger Threshold, then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Rovi and Purchaser may, among other actions described in the Merger Agreement, elect to reduce the Minimum Condition to a number of shares of Sonic common stock such that following the purchase of shares in the Offer, Rovi and its wholly-owned subsidiaries, including Purchaser, would own 49.9% of the then outstanding shares of Sonic common stock (the “Reduced Purchase Amount”) and purchase in the Offer, on a pro rata basis based on the shares of Sonic common stock actually deposited in the Offer, shares of Sonic common stock representing the Reduced Purchase Amount.

The Offer is the first step in Rovi’s plan to acquire all of the outstanding equity interests of Sonic. Following the purchase by Purchaser of shares of Sonic common stock in the Offer and the satisfaction or waiver of each of the conditions to such merger set forth in the Merger Agreement, Purchaser will be merged with and into Sonic (the “First Merger”), with Sonic surviving the First Merger as a wholly-owned subsidiary of Rovi. If the First Merger is consummated, Rovi will acquire all equity interests of Sonic not acquired in the Offer. Immediately following the First Merger, Sonic will be merged with and into another wholly-owned subsidiary of Rovi (the “Second Merger”, and together with the First Merger, the “Mergers”).

If in the Offer, (i) Purchaser obtains ownership of shares of Sonic common stock representing the Short-Form Merger Threshold, (ii) Rovi and Purchaser elect to reduce the Minimum Condition to the Reduced Purchase Amount or (iii) is otherwise permitted under applicable California law, then upon consummation of the First Merger, each then-outstanding share of Sonic common stock held by persons other than Rovi or Purchaser, and shareholders of Sonic who have properly preserved their dissenters’ rights, if any, under applicable law, will be converted into the right to receive $7.70 per share in cash, without interest, and a fraction of a share of Rovi common stock equal to 0.112, in each case, subject to adjustment for stock splits, stock dividends and similar events; provided, however, that if in the Offer Rovi obtains ownership of shares of Sonic common stock representing less than the Short-Form Merger Threshold and (a) does not elect to reduce the Minimum Condition to the Reduced Purchase Amount or (b) is otherwise required under applicable California law, then the consideration paid to Sonic shareholders in the First Merger shall consist entirely of a fraction of a share of Rovi common stock equal to 0.2489, subject to adjustment for stock splits, stock dividends and similar events.

The board of directors of Sonic has, by the unanimous vote of all of the Sonic directors, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, are advisable and in the best interests of and are fair to Sonic and Sonic’s shareholders, (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, and (iii) recommended that Sonic’s shareholders accept the Offer and tender their shares of Sonic common stock pursuant to the Offer and, to the extent necessary, to vote in favor of the adoption of the Merger Agreement, including the principal terms of the First Merger.

The Offer is conditioned upon a number of conditions set forth in the Merger Agreement, including (i) the Minimum Condition and (ii) other conditions set forth in Exhibit B to the Merger Agreement.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, the Purchaser will accept for exchange, and deliver consideration for, all shares of Sonic common stock validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Time. The Purchaser will be deemed to have accepted for exchange, and thereby purchased, shares of Sonic common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Time as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for exchange of such shares. The delivery of consideration for shares of Sonic common stock that are accepted for exchange in the Offer will be made promptly by delivery of the consideration therefor to the Depositary, which will act as agent for Sonic shareholders tendering shares in the Offer for the purpose of receiving consideration from the Purchaser and transmitting consideration to such shareholders whose shares of Sonic common stock have been accepted for exchange in the Offer. For a shareholder to validly tender shares of Sonic common stock in the Offer (i) the certificate(s) representing the tendered shares, together with the Letter of Election and Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the Expiration Time, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures (a) either a Letter of Election and Transmittal, properly completed and duly executed, together with any required signature guarantees, or an agent’s message (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer”), and any other required documents, must be received by the Depositary prior to the Expiration Time and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Prospectus/Offer to Purchase and a book-entry confirmation (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer”) must be received by the Depositary prior to the Expiration Time, or (iii) the tendering shareholder must comply with the guaranteed delivery procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer” prior to the Expiration Time.

Under no circumstances will interest be paid on the cash portion of the Offer consideration, regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

        As used herein, the term “Expiration Time” means 12:00 midnight (one minute after 11:59 p.m.), Eastern time, on February 11, 2011, unless and until the Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time at which the Offer, as so extended by the Purchaser, will expire. Pursuant to the Merger Agreement, subject to Rovi and Sonic’s termination rights thereunder: (1) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser is required to extend the Offer on one or more occasions for additional successive periods of up to 20 business days per extension (but not beyond June 22, 2011); provided, that if at any expiration date of the Offer all of the Offer conditions are satisfied or waived, except the Minimum Condition, Purchaser is only required to extend the Offer beyond the initial expiration date for an aggregate of sixty days and (2) Purchaser is required to extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. If on any expiration date any Offer condition (other than the Minimum Condition) is not satisfied, but such Offer condition is reasonably capable of being satisfied at or prior to June 22, 2011, then, at the written request of Sonic, Purchaser must extend the Offer for a period or periods not to exceed 10 business days each; provided, that Purchaser is not required to extend the Offer beyond June 22, 2011. In addition, if the Minimum Condition is satisfied but less than 90% of the number of outstanding shares of Sonic common stock are accepted for exchange pursuant to the Offer, Purchaser may, in its sole discretion (and without the consent of Sonic or any other person), but is not required to, elect to extend the Offer for one or more successive offering periods (of up to 20 business days per extension) until June 22, 2011, in order to permit additional shares of Sonic common stock to be tendered into the Offer such that immediately following the consummation of the Offer, Purchaser and Rovi hold shares of Sonic common stock representing the Short-Form Merger Threshold; provided, however, that if Purchaser so elects to extend the Offer, then each of Rovi and Purchaser will be deemed to have irrevocably waived all of the Offer conditions (other than the Offer condition relating to performance by Sonic of its covenants under the Merger Agreement) and their respective rights to terminate the Merger Agreement under specified termination rights set forth in the Merger Agreement.

If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time of the Offer. During any such extension, all shares of Sonic common stock previously tendered and not withdrawn will remain deposited with the Depositary, subject to the right of a tendering shareholder to withdraw such shares. Shares of Sonic common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Prospectus/Offer to Purchase at any time prior to the Expiration Time.

For a withdrawal of shares of Sonic common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Prospectus/Offer to Purchase, specifying the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program or the Stock Exchange Medallion Program, any and all signatures on the notice of withdrawal must be guaranteed by such an institution. If shares have been tendered pursuant to the book-entry transfer procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer”, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer”) to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered in the Offer, however, by following one of the procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer-Procedures for Tendering Shares of Sonic Common Stock in the Offer” at any time prior to the Expiration Time. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Rovi, Sonic, the Depositary, Phoenix Advisory Partners (the information agent for the Offer (the “Information Agent”)) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Sonic has provided the Purchaser with a list, and security position listings, of Sonic’s shareholders for the purpose of disseminating the Offer to holders of shares of Sonic common stock. The Prospectus/Offer to Purchase and the Letter of Election and Transmittal and other materials related to the Offer will be mailed to record holders of shares of Sonic common stock and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Sonic’s shareholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Sonic common stock.

The Offer, the First Merger and the Second Merger, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the code. Neither the Offer nor the First Merger is conditioned on the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of such transactions, although the parties’ obligations to complete the Second Merger are conditioned on receipt of opinions of their respective counsel that the Offer, the First Merger and the Second Merger collectively qualify as a reorganization. If the Offer, the First Merger and the Second Merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to Sonic shareholders generally will be as follows: (a) if a Sonic shareholder receives solely shares of Rovi common stock in exchange for Sonic common stock, such Sonic shareholder generally will recognize no gain or loss, except with respect to cash received in lieu of fractional shares of Rovi common stock; (b) if a Sonic shareholder receives solely cash in exchange for Sonic common stock, such Sonic shareholder generally will recognize gain or loss equal to the difference between the amount of cash received and the Sonic shareholder’s tax basis in the Sonic common stock surrendered; and (c) if a Sonic shareholder receives a combination of Rovi common stock and cash in exchange for Sonic common stock, then such Sonic shareholder generally will recognize gain (but not loss) equal to the lesser of (i) the excess of the sum of the cash and the fair market value of the Rovi common stock received over the Sonic shareholder’s tax basis in the Sonic common stock surrendered, and (ii) the amount of cash received. Each Sonic shareholder should read the discussion under “Material United States Federal Income Tax Consequences” in the Prospectus/Offer to Purchase and should consult its own tax advisor for a full understanding of the tax consequences of the Offer and the Mergers to such Sonic shareholder.

The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to increase the Offer consideration or to make any other changes in the terms of and conditions to the Offer, subject, in each case, to applicable law and to the terms of the Merger Agreement, which provides that the Minimum Condition may not be waived and certain other modifications to the Offer may not be made without the consent of Sonic.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus/Offer to Purchase and is incorporated herein by reference.

The Prospectus/Offer to Purchase and Letter of Election and Transmittal contain important information. Sonic shareholders are urged to read these documents carefully and in their entirety before making any decision with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Prospectus/Offer to Purchase, the Letter of Election and Transmittal and all other materials related to the Offer are available free of charge from the Information Agent by calling the telephone number set forth below. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of Sonic common stock in the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners {LOGO}

110 Wall Street, 27th floor

New York, NY 10005

Banks and Brokers Call: (212) 493-3910

All Others Call Toll Free: (800) 576-4314

January 14, 2011

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945 , attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.